About Rexhall Industries, Inc.

          REXHALL Industries is a manufacturer of Class A motorhomes entering our 15th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989 management decided to take the Company public, with an initial offering of
1.15 million shares of common stock trading on the NASDAQ Stock Exchange. In 1990 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America", out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class A motorhomes nationally. In 1994, Rexhall started building its new Corporate Headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a manufacturing facility and Corporate Headquarters, now encompassing 120,000 square feet of office and production space.

Financial Highlights
(in thousands, except per-share data)

                              2001     2000     1999     1998     1997

SALES                       $56,680  $66,957  $83,714  $71,454  $63,012

GROSS PROFIT                  5,096   10,464   14,055   12,140    7,091

INCOME (LOSS)FROM
CONITNUING OPERATIONS
BEFORE TAXES                 (1,900)   4,361    8,859    5,864   (2,912)

INCOME (LOSS) FROM
DISCONTINUED OPERATIONS
(NET OF APPLICABLE TAX
BENEFITS)                      (695)    (436)    ---      ---      ---

NET INCOME (LOSS)            (1,992)   2,273    5,302    3,390   (1,835)

WORKING CAPITAL              14,757   16,600   16,289   10,769    7,320

TOTAL ASSETS                 36,352   40,932   36,162   28,449   23,156

SHAREHOLDERS' EQUITY         20,279   22,362   20,272   14,970   11,444

NET INCOME (LOSS) PER
SHARE - DILUTED               ($.66)    $.73    $1.68    $1.08    ($.61)

WEIGHTED AVERAGE SHARES
OUTSTANDING - DILUTED         3,041    3,116    3,161    3,140    3,032

Letter to Shareholders

Dear Fellow Shareholders:

          As I reported last year, we expected 2001 to be a challenging year due to low consumer confidence, tightening of credit and high fuel costs. So, we started the year with a conservative approach from the manufacturing side and a more aggressive push in the retail market - trying to stimulate sales at our dealership in Arizona, hoping to offset the loss of our largest dealer. Unfortunately, we did not have the correct personnel or the luxury of great market conditions. While we were still making a small profit here at Rexhall, our dealership - Price One - was losing.

           As we looked for an exit strategy, we had a major fire here at our plant in July causing over $2 million in damage. This fire could have been catastrophic to Rexhall had it not been for the courage of Rexhall employees -- first, in fighting the fire to contain it until the Fire Department showed up and, second, by the dedication and loyalty of so many Rexhall employees who worked into the night and through the weekend to clean up and repair our plant to a condition where we only lost two full days of production.

          We were almost back to normal when the terrorists struck the World Trade Center and the Pentagon. This was a disaster of epic proportions. Like most Americans, after this tragedy, we tried to help. Rexhall and its employees donated over $20,000 to the American Red Cross for the victims of New York City and the Pentagon. After September 11, 2001, with Class A shipments the lowest in years and our dealership losing sales and money, we were forced to have large layoffs and cut back production.

         At this point, our focus changed to better poise Rexhall for 2002 and beyond. First, we sold our retail inventory from Price One to one of the nation's largest dealers and established them as Rexhall's dealer in Arizona and California. Second, we looked to lower our own inventories and build cash. By year's end, we had accomplished generating over $5 million in cash, lowered our overall inventory, established new dealer relations and had our largest trade show ever in Louisville, Kentucky. Our order backlog was a record
$15 million.

          We recognize that starting the year 2002 with such strong fundamentals does not overshadow the losses we suffered in 2001. We, as management of Rexhall, know that more is expected of us. With that said, based on the demand for our product in the first 90 days, we are optimistic that 2002 should be a good year for the RV industry and for Rexhall Industries.

          On behalf of the employees and the Board of Directors, I would like to thank all of the shareholders for their commitment to Rexhall in the good times and the bad times.

Sincerely,



/s/William J. Rex
President & Chief Executive Officer

Our Motorhomes

          The Company's motorhomes are built with attention to quality. The materials used by the Company in constructing its motorhomes are commonly found on more expensive models and, in the opinion of management, generally are superior to those found on motorhomes in the same price range as the Company's motorhomes. The Company uses only steel, as opposed to wood or aluminum, in framing its cage. The Company uses gel coated, high gloss, one-piece fiberglass panel for the sidewalls, front cap, rear cap and roof, giving the look of a more expensive motorhome and eliminating many of the seams commonly found in most motorhomes. Additionally, fiberglass generally allows easier repair of collision marks and scrapes as opposed to aluminum, the other material commonly used in sidewall construction. For insulation, the Company uses polyurethane foam and polystyrene.

          The Company's motorhomes are also built with attention to aerodynamics. Each motorhome has a streamlined bus-front cap that tapers to a width broader at the junction with the sidewalls than at the leading edge of the nose. That styling, coupled with rounded corners throughout the coach, permits a smoother ride, particularly in high winds or when the motorhome is passed by large trucks and trailers.

          The Company currently offers five lines of Class A motorhomes. The product lines are RoseAir, RexAir, Aerbus, Vision and American Clipper.

          The Company's Class A line offers many models and floor plans with multiple decors. These various models come with the following chassis and engine types (see below Raw Materials and Chassis):

          - Ford F-53 chassis with a V-10 310 H.P. electronically fuel injected engine
          - Workhorse chassis with the 340 H.P. General Motors Vortec engine
          - Spartan Mountain Master chassis with a 330, 350 or 370 H.P. diesel engine
          - Spartan Summit chassis with a 260 H.P. diesel engine

          Models range in size from an overall length of approximately 27 feet to approximately 39 feet with wheelbase ranging from 178 inches to 252 inches. All models have an overall maximum width of eight and one half feet (102" widebody) with a height (with air conditioner) of just under twelve feet.

          In addition to size of chassis, RoseAir, RexAir, Aerbus, Vision and American Clipper models are differentiated by exterior graphics, floor plans and sleeping accommodations. Depending on the model, each motorhome is equipped to sleep four to six adults comfortably. Standard features and equipment on all Rexhall models include a 70 or 100 gallon fuel tank (depending on chassis and model), halogen headlights, dash air conditioning, power steering, automatic transmission, radial tires, stabilizing air bags, 34,000 or 35,000 BTU furnace, water heater, batteries mounted on a slide-out tray for easy access and service and a powered entry step. Standard interior features include a double door flush mounted refrigerator/freezer, three burner range with automatic pilot light, large two bowl kitchen sink, toilet, fiberglass shower surround, bathroom sink, coordinating designer accents, day/night shades. Additional standard equipment includes a television, television antenna, AM/FM stereo radio with cassette player, auxiliary power generators, microwave oven, roof air conditioners, and videocassette recorder. Optional equipment items that may be ordered include a back up camera, washer and dryer,hydraulic leveling jacks, electric and heated mirrors, 50 AMP service, ice maker, entertainment center, satellite dish, patio awning, ducted roof air conditioning, dual pane windows and a simulated fireplace. Some models may vary in standard equipment.

          Suggested retail prices of RoseAir, RexAir, or Aerbus models with standard equipment range from $83,000 to $183,000 and fully equipped with available options from $92,000 to $198,000. Suggested retail prices for the Vision and American Clipper models (entry level) with standard equipment range from approximately $70,000 to $88,000. In 2000, the Company introduced two new entry level diesel products, the American Clipper ES and the Vision ES diesel pushers. The initial marketing strategy dictated a Manufacturer's Suggested Retail Price (MSRP) of $90,000 with no optional equipment available, but a few options are now available.

Our Company Facilities

          In December 1995, the Company completed construction and moved into a 87,000 square foot manufacturing facility on ten acres in Lancaster, California which serves as both a manufacturing facility and the Company's Corporate Headquarters. The facility was designed by management to insure efficiency and to specifically position the company with the opportunity to
meet increased production demands.   In September 1996, expansion construction
began at the Lancaster site. The new addition, completed in the fourth quarter of 1997, provided an additional 19,320 square feet of production space. With other additions completed in 2000, the total square footage is now near 120,000 square feet. The Lancaster manufacturing plant is debt free with no mortgages on the facility.

          Until December 17, 1999, the Company owned a 97,000 square foot production facility on 12 acres in Elkhart, Indiana. The Elkhart facility was debt free with no mortgages on the property. The production facility was used to manufacture motorhomes until December 30, 1997 when the company decided to cease production at the Elkhart facility. As a result of this decision to restructure its operations, the Company recorded a charge to operations of $1,042,000 in 1997. The company retained its wholesale motorhome sales, warranty and service operations at the location throughout 1998. The Company sold the Indiana facility to a third party on December 17, 1999 and recorded a gain of $573,000.

          In September 1995, the Company purchased a 4.5-acre site located in Lancaster, California to serve as the Company's RV Service Center. The site contains a 40,000 square foot facility and was purchased from the City of Lancaster's Redevelopment Agency for $980,000. At December 31, 2001, the Company was indebted to the City of Lancaster Redevelopment Agency for an amount of $705,000 with interest at 5.93% per annum due through October 2015. From December 1997 until June 2001, the Company leased a portion of the facility to different third parties, which were major RV retail dealers.

          In September 1996, the Company purchased a 4,500 square foot facility located one mile east of Elkhart, Indiana. The facility has 1,500 square feet of office space and a 3,500 square feet warehouse area. At December 31, 2001, this property is available for sale.

          Rexhall Industries, Inc. has entered into a tentative agreement with the City of Lancaster to acquire 14 acres adjacent to its headquarters in Lancaster, California. The agreement will require Rexhall to provide jobs in the Lancaster Enterprise Zone in exchange for the property and tax credits.
If Rexhall does not fulfill all covenants of the agreement by January 31, 2012, Rexhall might be required to pay $613,453, which is less than the present market value of the land. The Company might pay for the land in advance of receiving the credits, and will be reimbursed as the credits are earned. The purchase agreement is expected to be finalized in fiscal 2002 at which point the company plans to manufacture its own rear-engine, diesel chassis and a new motorhome design.

          In July 2000, the Company purchased approximately 4 acres in Mesa, Arizona to serve as a site for Price I, Inc. dba, Price One RV, which is a wholly owned subsidiary of the Company. The Company paid $809,000 for the land and a partially constructed commercial building located on the property. Another $410,000 was spent by the Company to complete the site for the retail sale and service of motorhomes. In December 2001, the Company ceased its retail operations, but continues to operate a service facility under the name Rexhall Service Center - Arizona.

          In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased 1.7 acres in Acton, California for $401,000. The Company and Mr. Rex each paid 50% of the purchase price and will share equally in the construction of a building on the property. The Company plans on using its half of the land and building as an off-site prototype shop, while Mr. Rex intends to use his half for personal endeavors outside the Company's scope of business.

          The Company believes its facilities are adequate to meet its foreseeable needs.

Market Information

          The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the NASDAQ National Market System. The Company's NASDAQ symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter since the first quarter of 1999 according to NASDAQ:

                    2001          High      Low
               Fourth Quarter   $ 7.20     $6.99
               Third Quarter      4.60      4.30
               Second Quarter     6.18      5.70
               First Quarter      4.75      4.75

                    2000          High      Low
               Fourth Quarter   $ 6.00     $4.25
               Third Quarter      5.44      4.28
               Second Quarter     9.13      5.06
               First Quarter     10.38      7.75

                    1999          High      Low
               Fourth Quarter   $11.75     $8.38
               Third Quarter     12.62      9.50
               Second Quarter    12.26      7.50
               First Quarter      9.17      7.62

Holders

          At March 15, 2002, the Company had 60 shareholders of record.

          The following table sets forth, for each of the three years indicated, the percentage of revenues represented by certain items on the Company's Statements of Operations:

                                     Percentage of Net Revenues
                                       Year Ended December 31,
                                       2001     2000     1999

Net Revenues                          100.0%   100.0%   100.0%
Cost of Goods Sold                     91.0     84.4     83.2
Gross Profit                            9.0     15.6     16.8
Selling, General
     and Administrative Expenses       12.9      9.2      7.9
Income (Loss) from Operations          (3.9)     6.4      8.9
Legal Settlement                        ---      ---       .7
Other Income (Expense), net              .5       .1       .2
Gain on Sale of Fixed Assets            ---      ---       .7
Income (Loss)
     from Continuing Operations
     Before Income Taxes               (3.4)     6.5     10.5
Income Tax Expense (Benefit)           (1.1)     2.5      4.2
Income (Loss)
     from Continuing Operations        (2.3)     4.0      6.3
Income (Loss)
     from Discontinued Operations, net (1.2)     (.6)     ---
Net Income (Loss)                      (3.5%)    3.4%     6.3%

Management Discussion and Analysis

Overview

          The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein. As is generally the case in the recreational vehicle industry, various factors can influence sales. These factors include demographics, changes in interest rates, competition, restrictions on the availability of financing for the wholesale and retail purchases of recreational vehicles, as well as significant changes in the availability and price of gasoline.

          The Company was founded in 1986 as a manufacturer of recreational vehicles, and became publicly held in 1989. The Company currently only builds Class A motorhomes on either gas or diesel chassis supplied by outside companies. The Company's products are positioned to be value leaders, in that its products offer many of the design and structural characteristics and quality components of high-line motorhomes, but at a much more affordable price.

          The last two years have been very challenging for the Class A motorhome industry. Approximately 49,400 Class A motorhomes were sold in 1999, which was an all-time high. However, when the stock market started to slide in the spring of 2000, Class A motorhome sales dropped dramatically. Class A motorhome sales in 2000 dropped 17% to 41,000 and dropped another 19% in 2001 to 33,400, which is the lowest annual level since 1995.

          Even though the operating results have been greatly influenced by this industry-wide downturn, Management knows there are significant opportunities for improvement, regardless of a recovery by the industry or not. Management will be focusing on improving the Company's selling and marketing approaches, as well as generating operating efficiencies from better integration of production, engineering and purchasing.

          The Company's market share from 1999 to 2001 has been between 2.5% and 2.2%. Management expects this percentage to increase as it continues to enhance the features and benefits of its offerings, and continues to develop better dealer relations, especially east of the Rocky Mountains. The Company's year-end order backlog of over $15 million is an early indicator of an increase in demand for its products.

          Significant research and development expenditures of $426,000 and $131,000 in 2001 and 2000, respectively, have been made to develop a new motorhome concept to be built on a chassis designed by the Company. The Company plans to build a new plant in 2002 adjacent to its current facility in Lancaster, CA, to produce both the new motorhome and the related chassis.

          Management believes the Company's $14.8 million of working capital is strong, which includes $8.7 million in cash. Management expects operating cash flows to be sufficient to finance the Company's 2002 production ramp-up, operational improvement initiatives, product enhancements, and complete its research and development projects. The Company is also planning on minimal borrowings for the construction of the new plant, but business and market conditions might arise that make borrowing more prudent.

          To counter the short-term and long-term effects of the bankruptcy of the Company's largest dealer in 2000, the Company established its own retail operations in Mesa, Arizona, Price I, Inc. dba, Price One, RV. Under the terms of the repurchase agreements with the bankrupt dealer's lenders, while the Company was only obligated to repurchase $1.2 million of motorhomes, it elected to repurchase $4.2 million in order to keep this inventory from being dumped on the market at substantially lower prices. The retail operations at Price One RV did not begin in earnest until November of 2000.
As of December 31, 2000, the Company had resold $2.7 million of the repurchased inventory. In December 2001, the Company ceased its retail operations, but continues to operate a service facility under the name Rexhall Service
Center - Arizona. During December 2001, the remaining Price One inventory was sold to another dealership in Arizona. The Company has reported the retail operations as a discontinued operation.

Result of Operations

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

          Net revenues for the year ended December 31, 2001, were $56.7 million, compared to $67.0 million for 2000, a decrease of $10.3 million or 15%. The number of units shipped, net of repurchased units, decreased 184 to 726 in 2001 from 910 in 2000, a decrease of 20%. The average net selling price increased approximately 6% during the period due to a higher mix of diesel units, partially offset by discounts offered in the 4th quarter of 2001. Wholesale unit shipments of the Company's gas motorhomes were down 37%, while diesel motorhome unit shipments were up 42% when compared to the same period in 2000.

          Poor RV industry fundamentals of weakened consumer confidence and tightening of credit, continue to be the drivers of the overall downturn in the industry. The events of September 11, 2001 only compounded this difficult market and added to the decline. This led to an increase in dealer incentives and discounts to stimulate sales and reduce finished goods inventory. Management cannot determine when these conditions will improve, however, based on the Company's year-end order backlog, Management believes market demand is strengthening.

          Gross profit for the year ended December 31, 2001 decreased to $5.1 million from $10.5 million for 2000, a decrease of $5.4 million or 51%. The gross margin for 2001 was 9.0% as compared to 15.6% for 2000. The primary drivers of the decrease in gross profit were lower sales, higher discounts and incentives, and higher overhead costs absorbed by each unit. The decrease in sales created a smaller absorption base for manufacturing overhead. The nature of these costs is less variable than direct materials and labor, so overhead absorption suffers in periods of declining sales. Additionally, a $392,000 write-down of finished goods inventory and a $354,000 write-down of chassis inventory were recorded in the third and fourth quarters of 2001, respectively, to properly reflect lower-of-cost or market inventory valuations.

          Selling, general and administrative expenses (SG&A) for the year ended December 31, 2001 were $7.3 million, compared to $6.1 million for 2000 and increased as a percentage of sales from 9.2% to 12.9% due to the decline in sales base and an increase in SG&A expenses. The increase in expenses is primarily related to an increase in research and development, bad debt, and legal expenses partially offset by a reduction in officer's bonus and advertising.

          Other income primarily consisted of rental income on the sub-leased portion of the Company's facilities. As of December 31, 2001, the Company was no longer sub-leasing any of its facilities.

          The Company's continuing operations' effective income tax rate was 32% for the year ended December 31, 2001 as compared with 38% for 2000. The decrease is a result of certain non-deductible expenses being incurred in 2001. Basic and diluted net income (loss) per share was ($0.66) for the year ended December 31, 2001, as compared to basic and diluted net income per share of $0.73 in 2000.

          In December 2001, the Company ceased its retail operations, Price One in Mesa, Arizona. The retail inventory was discounted significantly and sold to another dealership in Arizona. The net results of the Company's retail operations are presented in the accompanying financial statements as "Discontinued Operations".

Comparison of the Year Ended December 31, 2000 to Year Ended December 31, 1999

         Net revenues for the year ended December 31, 2000, were $67.0 million, compared to $83.7 million for 1999, a decrease of $16.7 million or 20%. The number of units shipped, net of repurchased units, decreased 339 to 910 in 2000 from 1,249 in 1999, a decrease of 27%. The average net selling price increased approximately 10% during the period due to a higher mix of diesel units and units with double slides.

          The decline in net revenues was primarily attributable to the first down market in years for Class A motorhomes and the bankruptcy of the Company's largest dealer. The driver of the 17% down turn in the market was declining consumer confidence since the stock market started dropping in March of 2000. This triggered a domino effect that led to a tightening of credit for retail dealers and consumers. These conditions did not improve significantly in 2001.

          Gross profit for the year ended December 31, 2000 decreased to $10.5 million from $14.1 million for 1999, a decrease of $3.6 million or 26%. The gross margin for 2000 was 16% as compared to 17% for 1999. The decrease in sales created a smaller absorption base for manufacturing overhead, which was the primary driver behind the decrease in gross margin. Manufacturing overhead includes costs such as depreciation, indirect labor, shop supplies, utilities, insurance, etc. The nature of these costs is less variable than materials and labor, so overhead absorption suffers in periods of quickly declining base. Management believes that prudent steps were taken to reduce these costs as market conditions dictated, and this small decline in gross margin compares favorably to the rest of the industry.

          Selling, general and administrative expenses (SG&A) for the year ended December 31, 2000 were $6.1 million, compared to $6.6 million for 1999, a decrease of $0.5 million or 7.6%. This reduction was primarily attributed to lower warranty costs and management's quick reaction to market conditions by holding these costs down. Despite those actions, the 20% reduction in sales caused SG&A to increase as a percent of net revenues from 7.9% in 1999 to 9.2% in 2000.

          The Company's continuing operations' effective income tax rate was 38% for the year ended December 31, 2000 as compared with 40% for 1999. The decrease is primarily due to a decrease in State income taxes in 2000. Basic and diluted net income per share was $0.73 for the year ended December 31, 2000, as compared to basic and diluted net income per share of $1.68 in 1999.

Liquidity and Capital Resources

          The Company has relied primarily on internally generated funds, trade credit and debt to finance its operations and expansions. As of December 31, 2001, the Company had working capital of $14,757,000, compared to $16,600,000 at December 31, 2000, a $1,843,000 decrease in working capital, which is primarily attributable to the net cash flows of the discontinued retail operations. Significant working capital decreases are reflected in a $4,848,000 decrease in accounts receivable and a $2,398,000 decrease in inventories partially offset by an increase of $5,214,000 in cash.

          Capital expenditures during 2001 were $178,000. Management anticipates a higher level of capital expenditures in 2002. Cash flows from financing activities consisted primarily of repayments of short-term notes of $237,000 and the repurchase of stock on the open market of $102,000. Management may continue to repurchase and/or retire stock whenever business and market conditions are favorable to do so.

          As of December 31, 2001 the Company has a $2,500,000 line of credit with a bank which can be used for working capital purposes secured by equipment, inventory, and receivables. The interest rate is the prime rate (4.75% at December 31, 2001). The line of credit expires September 27, 2003. Under this line of credit, $283,000 has been set aside as an irrevocable standby letter of credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates workers' compensation insurance in California. At December 31, 2001, no amounts were outstanding under the line of credit agreement. The line of credit contains various covenants. The Company was in compliance with such covenants at December 31, 2001.

          The Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $8,000,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (5.75% at December 31, 2001). All borrowings are secured by the Ford merchandise. The outstanding balance included at December 31, 2001 and 2000 was $3,053,000 and $3,555,000
respectively.

          The Company anticipates that it will be able to satisfy its ongoing cash requirements through 2002, including payments related to the expansion plans at the California facility, primarily with cash flows from operations, supplemented, if necessary, by borrowings under its revolving credit agreement.

Contractual Obligations and Commercial Commitments

	The following table summarizes the Company's obligations and commitments as of
December 31, 2001:

                    Payments Due by Period (in thousands)
Contractual Cash                 Less than      1-3      4-5      After
  Obligations         Total       1 Year       Years    Years    5 Years
Long-Term Debt        $705          34          117      90        464
Total Contractual
Cash Obligations      $705          34          117      90        464


          Amount of Commitment Expiration per Period (in thousands)
Other Commercial    Total Amounts    Less than    1-3    4-5     After
  Commitments        Outstanding      1 Year     Years  Years   5 Years
Lines of Credit        $3,053         3,053       ---    ---      ---
Total Commercial
Commitments            $3,053         3,053       ---    ---      ---

          The Company's contingent liability under the repurchase agreements is limited to the total unpaid balance (including, in some cases, interest and other charges) owed to the lending institution by reason of its extension of credit to the dealer to purchase the Company's motorhomes. The contingent liability under repurchase agreements varies significantly from time to time, depending upon shipments and dealer sales to end-users. At December 31, 2001 and 2000, the Company's contingent liability was approximately $23,900,000 and $26,700,000 respectively. The risk of loss under these agreements is spread over numerous dealers and financing institutions and is further reduced by the resale value of any motorhomes that may be repurchased. To date, the Company's losses under these repurchase agreements have been minimal at the gross margin level, upon resale of the units.

                           Independent Auditor's Report




The Board of Directors
Rexhall Industries, Inc.

          We have audited the accompanying consolidated balance sheets of Rexhall Industries, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




/s/ KPMG LLP
Los Angeles, California
March 1, 2002

                           REXHALL INDUSTRIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2001 and 2000

ASSETS                                               2001          2000
CURRENT ASSETS
     Cash                                       $  8,662,000  $  3,448,000
     Accounts Receivables, less Allowance
          for Doubtful Accounts $102,000
          in 2001, and $100,000 in 2000            2,051,000     6,899,000
     Income Tax Receivable                           786,000       192,000
     Inventories                                  12,546,000    14,944,000
     Deferred Income Taxes (Note 6)                  964,000       821,000
     Other Current Assets                            461,000       330,000
     Current Assets of Discontinued
          Operations (Note 14)                     4,689,000     7,776,000
TOTAL CURRENT ASSETS                              30,159,000    34,410,000

     Property and Equipment at Cost Net
          of Accumulated Depreciation (Note 2)     5,760,000     6,035,000
     Property Held for Sale (Note 11)                122,000       127,000
     Other Assets                                    151,000       150,000
     Non-Current Assets of Discontinued
          Operations (Note 14)                       160,000       210,000
TOTAL ASSETS                                     $36,352,000   $40,932,000

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts Payable                            $ 3,423,000   $ 2,889,000
     Line of Credit (Note 3)                       3,053,000     3,555,000
     Notes Payable and Current Portion
          of Long-Term Debt (Note 5)                  34,000        33,000
     Warranty Allowance                              699,000       837,000
     Accrued Legal (Note 8)                          802,000       445,000
     Dealer Incentives                             1,139,000       732,000
     Other Accrued Liabilities                     1,376,000       676,000
     Accrued Compensation and Benefits               367,000       319,000
     Current Liabilities of Discontinued
          Operations (Note 14)                     4,509,000     8,324,000
TOTAL CURRENT LIABILITIES                         15,402,000    17,810,000

Deferred Income Taxes (Note 6)                       ---            55,000
Long-Term Debt, less Current Portion (Note 5)        671,000       705,000
TOTAL LIABILITIES                                 16,073,000    18,570,000

STOCKHOLDERS' EQUITY
     Preferred Stock - no par value
          Authorized, 1,000,000 shares;
          No shares outstanding at December 31,
          2001 and December 31, 2000                 ---           ---
     Common Stock - no par value,
          Authorized, 10,000,000 shares,
          issued and outstanding
          3,036,000 at December 31, 2001
          and 3,057,000 at 2000 (Note 9)           6,139,000     6,241,000
     Loan Receivable from Exercise
          of Options (Note 4)                        (46,000)      (57,000)
     Retained Earnings                            14,186,000    16,178,000
TOTAL STOCKHOLDERS' EQUITY                        20,279,000    22,362,000

Commitments and Contingencies (Notes 3 and 7)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 36,352,000  $ 40,932,000

         See accompanying notes to consolidated financial statements

                           REXHALL INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999


                                          2001          2000          1999

Net Revenues (Note 10)                $ 56,680,000  $ 66,957,000  $ 83,714,000
Cost of Sales                           51,584,000    56,493,000    69,659,000
Gross Profit                             5,096,000    10,464,000    14,055,000
Operating Expenses:
Selling, General and
     Administrative Expenses             7,333,000     6,129,000     6,572,000
Income (Loss) from Operations           (2,237,000)    4,335,000     7,483,000
Interest Income                            250,000       274,000       256,000
Interest Expense                          (181,000)     (448,000)     (208,000)
Legal Settlement                             ---           ---         604,000
Other Income, net                          242,000       200,000       151,000
Gain on Sale of Fixed Assets                26,000         ---         573,000
Income (Loss) from Continuing
     Operations Before Income Taxes     (1,900,000)    4,361,000     8,859,000
Income Tax Expense (Benefit) (Note 6)     (603,000)    1,652,000     3,557,000
Income (Loss) from Continuing
     Operations                         (1,297,000)    2,709,000     5,302,000
Income (Loss) from Discontinued
     Operations (net of applicable
     income tax benefit of $333,000
     and $268,000 in 2001 and 2000,
     respectively) (Note 14)              (695,000)     (436,000)        ---
Net Income (Loss)                      ($1,992,000)   $2,273,000    $5,302,000
Basic and Diluted Income (Loss)
     from Continuing Operations -
     Per Share                         ($      .43)   $      .87    $     1.68
Basic and Diluted Income (Loss)
     from Discontinued Operations -
     Per Share                         ($      .23)  ($      .14)        ---
Basic and Diluted Income (Loss) -
     Per Share                         ($      .66)   $      .73    $     1.68
Weighted Average Shares Outstanding -
     Basic and Diluted                   3,041,000     3,116,000     3,161,000


         See accompanying notes to consolidated financial statements

                           REXHALL INDUSTRIES, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001

                         COMMON STOCK         LOAN      RETAINED
                       SHARES     AMOUNT   RECEIVABLE   EARNINGS      TOTAL
BAL., Dec. 31, 1998  3,010,000  $6,788,000 ($421,000)  $ 8,603,000 $14,970,000
 5% Stock Dividend     151,000         ---         ---         ---         ---
 Net Income                ---         ---         ---   5,302,000   5,302,000
BAL., Dec. 31, 1999  3,161,000  $6,788,000 ($421,000)  $13,905,000 $20,272,000
 Repurchase and
  Retirement of Stock (104,000)   (547,000)      ---           ---    (547,000)
 Repayment of Loan
  Receivable Related
  to Stock Options         ---         ---   364,000           ---     364,000
 Net Income                ---         ---       ---     2,273,000   2,273,000
BAL., Dec. 31, 2000  3,057,000  $6,241,000 ($ 57,000)  $16,178,000 $22,362,000
 Repurchase of Stock   (21,000)   (102,000)      ---           ---    (102,000)
 Repayment of Loan
  Receivable Related
  to Stock Options         ---         ---    11,000           ---      11,000
 Net (Loss)                ---         ---       ---    (1,992,000) (1,992,000)
BAL., Dec. 31, 2001  3,036,000  $6,139,000 ($ 46,000)  $14,186,000 $20,279,000


         See accompanying notes to consolidated financial statements

                           REXHALL INDUSTRIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

                                           2001         2000         1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                      ($1,992,000) $  2,273,000  $  5,302,000

Adjustments to reconcile
 net income (loss) to net
 cash provided by (used in)
Operating Activities:
   Net loss from
    discontinued operations                695,000       436,000           ---
   Depreciation and amortization           376,000       362,000       368,000
   Gain on sale of property, plant
    and equipment                          (26,000)          ---      (573,000)
   Provision for deferred income taxes    (198,000)      169,000       (85,000)
   (Increase) decrease in:
   Accounts receivable                   4,848,000        37,000    (2,341,000)
   Inventories                           2,398,000     1,560,000    (3,730,000)
   Income tax receivable                  (594,000)     (192,000)          ---
   Increase(decrease) in:
   Accounts payable                        534,000      (881,000)   (1,202,000)
   Warranty allowance                     (138,000)     (163,000)       34,000
   Accrued legal                           357,000      (292,000)     (857,000)
   Dealer incentives                       407,000      (318,000)      220,000
   Other assets and liabilities            854,000       295,000      (300,000)

Net cash provided by operating
 activities                              7,521,000     3,286,000    (3,164,000)

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment       (178,000)   (1,640,000)     (643,000)
Proceeds from sale of property
 and equipment                             108,000           ---     1,024,000
Issuance of notes receivable                   ---      (151,000)          ---

Net cash (used in) investing activities    (70,000)   (1,791,000)      381,000

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments of long-term debt               (34,000)      (30,000)      (28,000)
Repayments on short-term notes            (237,000)     (127,000)      (35,000)
Repayment of line of credit               (502,000)   (3,590,000)    4,159,000
Proceeds from exercise of stock options     11,000        15,000           ---
Repurchase and retirement of stock             ---      (547,000)          ---
Repurchase of stock                       (102,000)          ---           ---

Net cash (used in) financing activities   (864,000)   (4,279,000)    4,096,000

NET CASH FLOWS FROM DISCONTINUED
 OPERATIONS                             (1,373,000)      (98,000)          ---

NET (DECREASE) INCREASE IN CASH          5,214,000    (2,882,000)    1,313,000

BEGINNING CASH BALANCE                   3,448,000     6,330,000     5,017,000

ENDING CASH BALANCE                     $8,662,000   $ 3,448,000   $ 6,330,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Income taxes paid during the year       $  113,000   $ 1,370,000   $ 4,056,000
Interest paid during the year           $  589,000   $   283,000   $   183,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

Repayment of loan receivable through
 cancellation of bonus liability               ---   $   349,000           ---
Notes payable for insurance policies    $  328,000   $   223,000           ---


         See accompanying notes to consolidated financial statement

                           REXHALL INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities - Rexhall Industries, Inc. and subsidiary (the "Company") is engaged in designing, manufacturing and selling Class A motorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities. The Company's wholly owned subsidiary, Price I, Inc. dba Price One RV, was a retailer of Class A motorhomes and other recreational vehicles. In December 2001, the Company ceased its retail operations.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rexhall Industries, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area primarily with terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed.

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded receivables and collections from customers. The allowance for bad debts is adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost or market value, determined using the first-in, first-out basis. Costs include material, labor and applicable manufacturing overhead. Inventories consist of the following at December 31, 2001 and 2000:
                                            2001            2000
         Raw Materials                 $ 6,041,000     $ 6,555,000
         Work-in-Progress                1,363,000       1,825,000
         Finished Goods                  5,142,000       6,564,000
         Total                         $12,546,000     $14,944,000

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 3 to
31.5 years.

Property held for sale is stated at the lower of cost or fair value less selling expenses and includes certain property no longer used in the Company's operation.

Research and Development - Research and development costs were $426,000, $131,000 and nil in 2001, 2000 and 1999, respectively, and are expensed as incurred.

Revenue Recognition - The Company derives revenue primarily from the sale of motorhomes to dealers across the United States. Revenue is recognized when title of the motorhome transfers to the dealer. This generally occurs upon shipment. Revenues are shown net of repurchases. Revenues are also generated from the service of motorhomes and from shipment or installation of parts and accessories.

Warranty Reserve Policy - The Company provides retail purchasers of its motorhomes with a limited warranty against defects in materials and workmanship for 12 months or 12,000 miles measured from date of purchase, or upon the transfer of the vehicle by the original owner, whichever occurs first. The Company's warranty excludes certain specified components, including chassis, engines and power train, and appliances, which are warranted separately by the suppliers. The Company estimates warranty reserves required by applying historical experience with regard to probabilities of failure and cost to product sales covered by warranty terms. Warranty expense was $1,070,000, $900,000 and $1,386,000 for the years ended December 31, 2001,
2000 and 1999, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of the deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

Earnings per Share - Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the dilutive impact of common stock options, provided their impact is not anti-dilutive. See note 12.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of - The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

Stock Option Plan - The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS
No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Fair Values of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, trade and other receivables, trade accounts payable, notes payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.
Line of Credit: The fair value of the Company's line of credit approximates carrying value as it accrues interest at prevailing market rates on a variable basis.

Long-Term Debt: The fair value of the Company's long-term debt approximates the current book value based on estimated quotations made on long-term debt facilities with similar quality and terms.

Reclassifications - Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2001 and 2000:

                                       Useful Lives
                                        (In years)          2001        2000

Building and Land                        5,31.5          5,937,000   5,910,000
Furniture, Fixtures and Equipment         3-7            1,626,000   1,596,000
Autos and Trucks                          3-7              286,000     327,000
                                                         7,849,000   7,833,000
Less:  Accumulated Depreciation                          2,089,000   1,798,000

Property and Equipment, net                             $5,760,000  $6,035,000

3. LINES OF CREDIT

The Company has available a $2,500,000 revolving line of credit with a bank expiring on September 27, 2003 secured by equipment, inventory, and
receivables.   The interest rate is the prime rate (4.75% at December 31,
2001). At December 31, 2001, no amounts were outstanding under this line and $283,000 has been set aside as an irrevocable standby letter of credit.

The Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $8,000,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (5.75% at December 31, 2001). All borrowings are secured by the Ford merchandise. The outstanding balance at December 31, 2001 and 2000 was $3,053,000 and $3,555,000 respectively.

4. LOANS TO RELATED PARTIES

From time to time the Company made loans to certain officers and key employees related to the exercise of stock options. During 1998, the Company advanced $385,000 to key employees under the Company's Incentive and Non-Statutory Stock Option Plan (The Plan) in exchange for the exercise of 123,000 options. The loans were full recourse loans and were secured by the shares of common stock issued upon such exercise. The notes bear interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (5.05% at December 31, 2001). Loans extended for the exercise of incentive stock options are netted against equity. During 2000, an executive of the company repaid a portion of the outstanding loans and related accrued interest by foregoing the bonus liability that was due from the Company. The outstanding balance at December 31, 2001 was $46,000.

In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased a partially completed building on 1.7 acres in Acton, California for $401,000. The Company and Mr. Rex each contributed 50% of the purchase price and will share equally in the final construction of the building on the property. The Company plans on using its half of the land and building as an off-site prototype shop, while Mr. Rex intends to use his half for personal endeavors outside the Company's scope of business. The Company paid $151,000 on behalf of Mr. Rex in exchange for a $151,000 note receivable. The note is secured by the executive's interest in the property. The note bears interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (5.05% at December 31, 2001).

5.  NOTES PAYABLE AND LONG-TERM DEBT
                                                 2001            2000

Promissory note payable to the City of
Lancaster Redevelopment Agency, 240
monthly payments of $6,285 including
principal and interest at 5.93% per
annum, note matures on October 2015.
The note is collateralized by land and
building with a net book value of
approximately $890,000 at December 31, 2001     $705,000       $738,000

     Less: Current Portion                        34,000         33,000
     Long-Term Portion                          $671,000       $705,000

Future annual minimum principal payments due on long-term debt (including current portion) as of December 31, 2001 are as follows:
             Year Ending December 31,

                      2002                            $ 34,000
                      2003                              37,000
                      2004                              39,000
                      2005                              41,000
                      2006                              44,000
                      Thereafter                       510,000
                                                      $705,000

6.  INCOME TAXES
The components of income tax expense (benefit) are as follows:
                                               Year Ended December 31,
                                            2001         2000         1999
Income tax expense (benefit)
     excluding discontinued operations   ($603,000)   $1,652,000   $3,557,000
Income tax (benefit) of discontinued
     operations                           (333,000)     (268,000)         ---
Total income tax expense (benefit)       ($936,000)   $1,384,000   $3,557,000

Current:
     Federal                             ($788,000)   $  915,000   $2,884,000
     State                                  50,000       300,000      758,000
                                          (738,000)    1,215,000    3,642,000
Deferred:
    Federal                               (105,000)      159,000      (89,000)
    State                                  (93,000)       10,000        4,000
                                          (198,000)      169,000      (85,000)
                                         ($936,000)   $1,384,000   $3,557,000

The components of deferred tax assets (liabilities) at December 31, 2001 and 2000 follows:
                                                2001                2000
Current:
     Allowance for bad debts                $    60,000         $    40,000
     Inventory reserves and unicap              125,000             145,000
     Warranty accrual                           281,000             332,000
     Net operating losses                       100,000                 ---
     Reserve for self insurance                 176,000             112,000
     Legal reserves                             146,000                 ---
     Other accrued liabilities                  151,000              97,000
     State tax                                      ---              95,000
                                             $1,039,000          $  821,000
Non Current:
     Depreciation                                   ---             (55,000)
Deferred tax assets                          $1,039,000          $  766,000
Less:
Valuation allowance                             (75,000)                ---
Net deferred tax asset                       $  964,000          $  766,000

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to the following:
	                                         Year Ended December 31,
                                             2001         2000         1999
Net income (loss) before income taxes    ($1,900,000)  $4,361,000   $8,859,000
Statutory federal tax rate                       34%          34%          34%
Expected tax expense (benefit)              (646,000)   1,483,000    3,012,000
State taxes net of federal effect            (46,000)     205,000      500,000
Permanent differences                          5,000        5,000       36,000
Other adjustments                             84,000      (41,000)       9,000
Provision for income taxes of continuing
 operations                                 (603,000)   1,652,000    3,557,000
Provision for income taxes of discontinued
operations                                  (333,000)    (268,000)         ---
Provision for income taxes               ($  936,000)   1,384,000   $3,557,000

7.  COMMITMENTS AND CONTINGENCIES

Repurchase Agreements - Motorhomes purchased under financing agreements, with third party lenders, by dealers are subject to repurchase by the Company under the terms of the financing, at dealer cost and might include unpaid interest
and other costs in the event of default by the dealer.   To date, repurchases
have not resulted in significant losses at the gross margin level. During 2001, the Company repurchased approximately $3,319,000 (wholesale value) of motorhomes under these agreements. As of December 31, 2001, $862,000 remained in Finished Goods Inventory.

During 2000, the Company repurchased approximately $4,190,000 (wholesale value) as a result of its obligations associated with the bankruptcy of its largest dealer. As of December 31, 2001, the Company had resold all of the repurchased inventory. Repurchases during 1999 were $1,973,000 (wholesale value).

At December 31, 2001 and 2000 approximately $23,900,000 and $26,700,000, respectively, of dealer inventory was covered by repurchase agreements. Dealers do not have the contractual right to return motorhomes under any Rexhall Dealer Agreement. The repurchase agreements require the dealers to default or file for bankruptcy. There are also a number of state statutes which require the repurchasing of motorhomes whenever a dealership is terminated.

Litigation - The Company is a defendant in various legal proceedings resulting from the normal course of business. In the opinion of Company management, the resolution of such matters should not have a material effect on its financial statements or results of operations and have been adequately reserved for.

8. LEGAL SETTLEMENT

The class action lawsuit Masterjohn et al vs. Rexhall, et al, Case No. 752188 filed in the Superior Court of Orange County, California was settled on October 2, 1998. Under the agreement Rexhall paid $825,000 in cash, and issued one coupon per vehicle owned by members of the class of $1,250 towards purchase of a new Rexhall vehicle or $200 toward service, parts and labor.
New vehicle coupons expired December 31, 2000 while service, parts and labor expired December 31, 1999. Coupons were redeemable at Rexhall's Lancaster, California Service Center, as well as other designated dealerships geographically dispersed. The total number of vehicles owned by class members was estimated at approximately 5,000. The Company recorded a charge of $1,590,000 in 1997 relating to this settlement. During the fourth quarter of 1999, the Company released $604,000 of the settlement reserve due to less than expected coupon redemption rates. At December 31, 2000, the Company has no remaining liability under the settlement agreement.

9. STOCK INCENTIVE PLAN

The Company had granted stock options under its Incentive and Nonstatutory Stock Option Plan (the "Plan"), which provided for the granting of (I) incentive stock options to key employees, pursuant to Section 422A of the Internal Revenue Code of 1986, and (II) nonstatutory stock options to key employees, directors and consultants to the Company designated by the Board as eligible under the Plan. Under the Plan, options for up to 225,000 shares could be granted. Options granted and outstanding under the Plan expired in five years and became exercisable and vested in annual increments from two to three years. All stock options under the Plan were granted at the fair market value of the Company's common stock at the grant date. The Plan and any options expired May 10, 1999. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost for the Plan was recognized in 1999.

10.  SIGNIFICANT CUSTOMERS

There were no customers that comprised over 10.0% of the Company's revenues in 2001. Sohn Corporation operated three Southern California locations and accounted for 13.8% of the Company's revenue in 2000. The Company had one major customer, RV World Productions aka RV Supercenter (five Arizona locations), who accounted for 16% of the Company's net revenues during 1999.

11.  PROPERTY HELD FOR SALE

Property held for sale consisted of 12 acres of land in Elkhart, Indiana. A 97,000 square foot building resides on the property which used to house the Company's East Coast production facility. In fiscal 1997, the Company's Board of Directors adopted a formal plan of restructuring whereby the Company implemented a plan to cease production operations at this location. During 1998, the Company continued to operate a wholesale motorhome sales, warranty, and service operations at this location. During the year-ended December 31, 1998, the Company's Board of Directors approved a plan to sell the Elkhart property and facility in its entirety. On December 17, 1999, the Company sold the Elkhart, Indiana manufacturing facility land and building for total consideration of $966,000, net of executory costs. The accompanying results of operations for the year ended December 31, 1999 reflect the sale of such property and the resulting gain on sale of $573,000, net of executory costs.

At December 31, 2001, the Company's customer service center in Elkhart, Indiana has remained classified as held for sale. The facility has 1,500 square feet of office space and a 3,500 square foot warehouse area with a net book value of $122,000 as of December 31, 2001.


12.  EARNINGS PER SHARE

The following is a reconciliation of the basic and diluted earnings per share computation for the year 2001, 2000 and 1999 (in thousands, except per share data):
                                              Year ended December 31,
                                           2001         2000         1999

Net Income (Loss) Used for Basic and
     Diluted Earnings Per Share          ($1,992)      $2,273       $5,302

Shares of Common Stock and
     Common Stock Equivalents:
     Weighted Average Shares Used
     in Basic and Diluted Computation      3,041        3,116        3,161

Earnings Per Share:
     Basic and Diluted                   ($  .66)      $  .73       $ 1.68

During the 12 months ended December 31, 2001, the Company repurchased 21,000 common shares on the open market at an average cost of $4.88 per share.

13.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations for fiscal 2001 and 2000 are as follows:

                                      First      Second      Third     Fourth
in thousands, except per share data  Quarter     Quarter    Quarter    Quarter

FISCAL 2001:
     Net Revenues                    $15,310     $16,442    $12,673    $12,255
     Gross Profit                      1,734       1,848      1,255        259
     Income (Loss) from Continuing
          Operations before Income
          Taxes                          437         355       (828)    (1,864)
     Income (Loss) from Continuing
          Operations                     262         213       (497)    (1,275)
     (Loss) from Discontinued
          Operations, net               (143)       ( 81)      (158)      (313)
     Net Income (Loss)                   119         132       (655)    (1,588)
     Basic and Diluted Net Income
          (Loss) Per Share (1)           .04         .04       (.22)      (.52)

FISCAL 2000:
     Net Revenues                    $20,559     $14,936    $12,488    $18,974
     Gross Profit                      3,198       1,878      2,544      2,844
     Income from Continuing
          Operations before Income
          Taxes                        1,655         655        883      1,168
     Income from Continuing
          Operations                     964         360        498        887
     (Loss) from Discontinued
          Operations, net                ---         ---        ---       (436)
     Net Income                          964         360        498        451
     Basic and Diluted Net Income
          Per Share (1)                  .31         .11        .16        .15

    (1) Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

14. DISCONTINUED OPERATIONS

In December 2001, the Company decided to discontinue its retail operations, Price One RV in Mesa, Arizona. At the time of discontinuing the retail operations, the remaining motorhome inventory was sold, at a discount, to another dealership in Arizona. The fixed assets and parts inventory will be disposed of in 2002. The Company's financial statements have been restated to reflect the retail segment as a discontinued operation for all periods presented.

Following is summary financial information for the Company's discontinued retail operations:

                                       Years Ended December 31,
                                    2001         2000         1999

Net Sales                       $15,622,000   $1,745,000       ---
Income (Loss) from Discontinued
     Operations before Income
     Taxes                       (1,028,000)    (704,000)      ---
Income Tax Benefit                 (333,000)    (268,000)      ---
Net Loss from Discontinued
     Operations                ($   695,000) ($  436,000)      ---


                                          As of December 31,
                                          2001          2000

Cash                                  $   90,000     ($   21,000)
Receivables, net                       4,560,000         167,000
Inventories                               34,000       7,532,000
Other Current Assets                       5,000          98,000
     Current Assets of Discontinued
          Operations                  $4,689,000      $7,776,000
Property and Equipment at Cost
     Net of Accumulated
          Depreciation                $  158,000      $  118,000
Other Assets                               2,000          92,000
     Non-Current Assets of
          Discontinued Operations     $  160,000      $  210,000
Accounts Payable                      $   54,000      $1,651,000
Notes Payable                          4,455,000       6,605,000
Other Current Liabilities                    ---          68,000
     Current Liabilities of
          Discontinued Operations     $4,509,000      $8,324,000

                                  Schedule 2
                       Valuation and Qualifying Accounts

Allowance for Doubtful Receivables

BALANCE, December 31, 1998                              $150,000
     Additions:  Charges to Operations                  (100,000)
     Deductions:  A/R Write Offs                             ---
BALANCE, December 31, 1999                                50,000
     Additions:  Charges to Operations                    50,000
     Deductions:  A/R Write Offs                             ---
BALANCE, December 31, 2000                               100,000
     Additions:  Charges to Operations                   283,000
     Deductions:  A/R Write Offs                        (281,000)
BALANCE, December 31, 2001                              $102,000